                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13 D

                   Under the Securities Exchange Act of 1934

                             CENTURY BANCORP, INC.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                          --------------------------
                        (Title of Class of Securities)

                                  156 433 104
                        ------------------------------
                                 (CUSIP Number)

                              James G. Hudson, Jr.
                             Century Bancorp, Inc.
                               22 Winston Street
                             Thomasville, NC  27360
                                (336) 475-4663
 ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 12, 2000
                              ------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in the paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Cover Page Continued)
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
--------------------------------                               ------------------------------------
CUSIP No. 156 433 104                          13D                       Page 2 of 6 Pages
--------------------------------                               ------------------------------------

      1  NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James G. Hudson
         ###-##-####

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]

      3  SEC USE ONLY

      4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A (SEE RESPONSE IN ITEM 3)

      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina, USA

                                 7  SOLE VOTING POWER

       NUMBER OF                    53,808 Shares
        SHARES
     BENEFICIALLY                8  SHARED VOTING POWER
       OWNED BY
         EACH                       2,685 Shares
       REPORTING
        PERSON                   9  SOLE DISPOSITIVE POWER
         WITH
                                    53,808 Shares

                                10  SHARED DISPOSITIVE POWER

                                    2,685 Shares



     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,493 Shares

     12  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES (See Instructions)

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         5.0%

     14  TYPE OF REPORTING PERSON

         IN
------------------------------------------------------------------------------------------------------------


                              (End of Cover Page)

Item 1.   Security and Issuer:
-------   --------------------

          Common Stock

          Century Bancorp, Inc.
          22 Winston Street
          Thomasville, North Carolina 27360

Item 2.   (a)  Name: James G. Hudson, Jr.
------
          (b)  Business address: 22 Winston Street
                                 Thomasville, North Carolina 27360

          (c)  Principal Occupation:  President, Chief Executive Officer,
                                      Treasurer and Director Community Bank,
                                      Century Bancorp, Inc.
                                      22 Winston Street,
                                      Thomasville, North Carolina 27360

          (d)  No

          (e)  No

          (f)  North Carolina, United States

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Not Applicable. The securities being acquired which resulted in the filer being a "beneficial owner" of 5% or more of the outstanding shares of common stock of Issuer resulted from (i) 2,402 shares being allocated to filer on February 24, 2000, pursuant to Issuer's Employee Stock Ownership Plan (ESOP) and (ii) 7,637 shares of Issuer's common stock being subject to options which vest and were exercisable on March 12, 2000.

Item 4.   Purpose of Transaction.
------    ----------------------

          The securities were acquired for no specific purpose by the person filing this report. The securities were acquired as a result of benefits awarded to Mr. Hudson by Issuer due to his status as an officer and member of the Board of Directors of Issuer.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a)  56,493 shares (5.0% of outstanding)

          (b)  Sole voting power - 53,808 shares(1)

               Shared voting power - 2,685 shares(2)

               Sole dispositive power - 53,808 shares(1)

               Shared dispositive power - 2,685 shares(2)

          (c)  None.

          (d) The shares referenced in Item 5(a) include shares which are the subject of options which have vested or are exercisable within 60 days under the Issuer's Stock Option Plan and Trust Agreement, and until such options are exercised by filer, the trustees under the Issuer's Stock Option Plan and Trust Agreement have the right to receive and direct the dividends paid on such shares.

          (e)  Not applicable

-----------------------
     (1) This number includes 22,911 shares subject to options which have vested or are exercisable within 60 days under the Issuer's Stock Option Plan and Trust Agreement, 7,864 shares allocated to filer under the ESOP and 3,055 restricted shares not yet vested under the Issuer's Management Recognition Plan.

     (2) The 2,685 shares are owned by filer's wife, and filer disclaims beneficial ownership of these shares. The Item 2 information for filer's wife is as follows:

            (a)  Name:  Meredith J. Hudson

            (b)  Residence:  3 Paddock Lane, Thomasville, North Carolina 27360

            (c)  Principal Occupation:  Artist

            (d)  No

            (e)  No

            (f)  North Carolina, USA

Item 6.   Contracts, Assignments, Understandings or Relationships With Respect
------    --------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The filer is a party to a Stock Option Grant Agreement with Issuer which governs the terms and conditions of his stock option awards from Issuer. The filer is also a party to a Stock Grant Agreement with Home Savings, Inc., SSB (the "Bank"), a wholly owned subsidiary of Issuer, which governs the terms and conditions of his shares awarded under the Bank's Management Recognition Plan. In addition, the shares allocated to the filer pursuant to the ESOP are subject to the terms of the ESOP.

Item 7.   Material Filed as Exhibits.
------    --------------------------

          (1) Stock Grant Agreement by and among Home Savings, Inc., SSB and James G. Hudson, Jr. and Milton T. Riley, Jr., F. Stuart Kennedy and Henry H. Darr (Trustees) dated March 10, 1998.

          (2) Stock Option Grant and Agreement by and among Century Bancorp, Inc. and James G. Hudson, Jr. dated March 10, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 11, 2000              /s/ James G. Hudson, Jr.
                                  ------------------------------------------
                                  James G. Hudson, Jr.